Goodwin Procter LLP Counsellors at Law 901 New York Avenue, NW Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

December 10, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Laura E. Hatch

Re:	RiverSource Strategy Series, Inc.

File No. 811-03956

Dear Ms. Hatch:

We are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on November 22, 2010 with respect to the preliminary joint proxy statement (the “Proxy Statement”) for RiverSource Strategy Series, Inc. (the “Registrant”) filed with the Commission on November 10, 2010 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934.

For convenience of reference, we have set forth each of the Staff’s comments below, followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated. Deletions are marked by strike-throughs, and additions by underlining. For the Staff’s convenience, clean and marked versions of the Proxy Statement, as proposed to be revised, accompany this response letter.

General

1.	Comment: Please confirm supplementally that the scope of services to be provided under the Proposed IMS Agreements is the same as that provided under the Investment Management Services Agreements currently in effect.

Response: The Registrant confirms that, as disclosed in the Proxy Statement, with respect to each Fund, the scope of services to be provided under the Proposed IMS Agreements is the same as that provided under the Investment Management Services Agreements currently in effect.

2.	Comment: Given the complexity of the proposals, including the different impact of the different proposals on different Funds, please consider whether there are ways to simplify (plain English) the disclosures or structure of the Proxy Statement.

Response: The summary of proposals on the first page of the Proxy Statement has been revised by replacing the prior table with a table listing each Fund alphabetically, and indicating, on a Fund-by-Fund basis, which Proposal applies to the particular Fund and

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whether a particular Fund’s advisory fee rates would change under Proposal 4. Similarly, a table showing the impacts of the Proposed IMS Agreements on certain expenses of the IMS/Fee Increase Funds, the IMS/PIA Funds and the IMS/Fee Increase/PIA Funds has been added to “Proposal 4—Approve Proposed IMS Agreement.” The Registrant believes these new tables will help each shareholder identify quickly and easily which proposals impact him or her and in what manner.

Important Information to Help You Understand and Vote on the Proposals

3.	Comment: Please explain how adding Board members can lead to cost efficiencies, as disclosed on page iii of the Proxy Statement.

Response: The relevant portion of the Proxy Statement has been revised to read as follows:

“In this regard, even though the Columbia RiverSource Board that oversees each Fund would be larger and cause the portion of the fund complex overseen by it to pay more in director/trustee compensation in the aggregate, reducing the number of separate boards overseeing a fund complex can lead to operational efficiencies by reducing the number of board meetings, minimizing inconsistencies in governance and oversight matters, and streamlining the resources needed to support board reporting and interaction.”

4.	Comment: On page iv of the Proxy Statement, please identify any material downsides to the Redomicilings.

Response: The registrant does not believe there are any material “downsides” to the Redomicilings, but has included an Appendix listing various differences in state law and/or charter documents. Some of the differences affect shareholders in mostly procedural respects (e.g., the maximum period between record date and meeting date will increase from 60 days to 90 days) and the Registrant is concerned that adding descriptions of these types of differences to the body of the Proxy Statement will result in a more cumbersome and complicated Proxy Statement. Accordingly, the Registrant has made certain minor revisions, and added a cross reference to the relevant Appendix, as follows:

“The boards of directors/trustees of the Redomiciling Companies believe that the Redomicilings into series of RiverSource Series Trust should benefit the Redomiciling Funds and their shareholders in several ways, including enhancing the opportunity for operating efficiencies and cost savings by becoming part of the same legal entity under which many of the funds in the Combined Fund

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Complex are organized. In addition, as part of a combined Massachusetts business trust, the Redomiciling Funds that are series of Minnesota corporations should have greater flexibility to implement certain types of changes in the future that may provide cost savings or other benefits for shareholders without seeking shareholder approval. Certain differences and similarities between the Redomiciling Companies and RiverSource Series Trust are summarized in Appendix F to this Joint Proxy Statement.”

5.	Comment: On page vii of the Proxy Statement, please revise the disclosure by providing a range of the proposed increases to the effective investment advisory fee rates payable by the Funds.

Response: The requested change has been made with respect to increases to effective advisory fee rates that would result from an increase in the base investment advisory fee rates.

6.	Comment: Please clarify the disclosure on page vii of the Proxy Statement that describes the effect of the larger group of proposals on the Combined Fund Complex.

Response: To emphasize that the reduction that is referenced is the cumulative effect of the larger group of proposals across the various funds in the complex, the relevant portion of the Proxy Statement has been revised to read as follows:

“Even though certain fee rates will increase for certain funds, including the IMS/Fee Increase Funds, the IMS/PIA Funds and the IMS/Fee Increase/PIA Funds, the net effect of the larger group of proposals, which, for many of the funds comprising the Combined Fund Complex, include reductions in administration fee rates and contractual expense limitations, is expected to be a reduction in the overall fees paid, on a cumulative basis, by the various funds comprising the Combined Fund Complex. Thus, on a cumulative basis, shareholders, many of whom own shares of more than one fund, may pay lower fees overall even if the cost of a particular fund is increasing.”

In addition, to highlight that the impact on the affected Funds is described in detail in the accompanying proxy statement, the following sentence has been revised to read as follows, and will appear in bold text on page vii:

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“Comparisons of the investment advisory fee rates for each IMS/Fee Increase Fund and each IMS/Fee Increase/PIA Fund and, if its effective investment advisory fee rate would increase, gross and net expense ratios, for each IMS/Fee Increase Fund, each IMS/PIA Fund and each IMS/Fee Increase/PIA Fund are included in the accompanying Joint Proxy Statement.”

7.	Comment: On page 3 of the Proxy Statement, please delete the reference to the SEC’s prior statement on U.S. federal law because there may be conditions to such SEC statement that are not discussed in such reference.

Response: The requested change has been made.

8.	Comment: On page 7 of the Proxy Statement, please bold the following sentence: “Therefore, if the Redomiciling is approved for a Redomiciling Fund, the composition of the board of directors/trustees for such fund will not be determined by the outcome of Proposal 1.”

Response: The requested change has been made.

Proposal 1 – Elect Directors/Trustees

9.	Comment: Please explain how the expected reconsideration and adjustment to director/trustee compensation to reflect the increase in the number of funds, as described on page 19 of the Proxy Statement, will help achieve cost efficiencies for fund shareholders.

Response: The relevant statement in the Proxy Statement does not assert that such reconsideration and adjustment will help achieve cost efficiencies. The revised language provided in response to the Staff’s Comment number 3 provides further explanation of potential efficiencies.

Proposal 3 – Approve Agreement and Plan of Redomiciling

10.	Comment: On page 25 of the Proxy Statement, please bold the following sentence: “See Appendix E for information on the amount of compensation paid to the Trustees on a fund-by-fund basis and in the aggregate.”

Response: The requested change has been made.

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11.	Comment: On page 25 of the Proxy Statement, please revise the disclosure to discuss any material effects of the Redomicilings on the shareholders instead of cross-referencing Appendix F, including any material downsides to the Redomicilings.

Response: Please see the response to the Staff’s comment number 4, above.

12.	Comment: In Appendix F to the Proxy Statement, please revise the reference to “Delaware statutory law” to “Massachusetts business trust law.”

Response: The requested change has been made.

13.	Comment: On page 26 of the Proxy Statement, please consolidate the third-to-last and penultimate bullet. Please also explain supplementally how the Redomicilings will cause operating efficiencies and cost savings.

Response: To emphasize that the consolidation of the Redomiciling Funds into the same Massachusetts business trust form would increase operating efficiencies and cost savings of the Redomiciling Funds, the relevant portion of the Proxy Statement has been revised to read as follows:

“The Redomiciling Boards believe that the proposed Massachusetts business trust form provides a more flexible and cost-efficient method of operating the Redomiciling Funds in the future for the benefit of such Funds’ shareholders, and the consolidation of the Redomiciling Funds with other funds in the same Massachusetts business trust would increase operating efficiencies and cost savings by subjecting the funds in the Combined Fund Complex to a less diverse set of state laws;”

On an ongoing basis, managing the day-to-day operations of a set of funds pursuant to a single combined governing instrument can reduce inconsistencies and inefficiencies in many respects. For example, the process of convening a joint Board meeting can be much simpler under a single governing document that describes a single advance notice requirement, rather than having to track and comply with multiple time periods and delivery formats. Similarly, amending Board Committee Charters or appointing and empowering officers under a single governing document can be much less cumbersome than doing so under multiple governing documents or state laws that diverge.

14.	Comment: On page 27 of the Proxy Statement, please revise the “substantially similar terms and conditions” to use clearer, stronger language.

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Response: The relevant portion of the Proxy Statement has been revised to read as follows:

“Columbia Management will continue to serve as the investment manager to the New Funds after the Redomicilings and provide the same services as set forth in the Redomiciling Fund’s existing IMS Agreement (as affected by the outcome of the vote on Proposal 4 (approval of Proposed IMS Agreement));”

Proposal 4 – Approve Proposed IMS Agreement

15.	Comment: On page 28 of the Proxy Statement, please revise the disclosure by providing a range of the proposed increases to the investment advisory fee rates payable by the Funds.

Response: The relevant portion of the Proxy Statement has been revised to by adding the following sentence:

“Depending on the Fund, current effective advisory fee rates would increase by up to 0.14%. See Appendix I.”

16.	Comment: On page 29 of the Proxy Statement, please revise the disclosure to clarify that the subadviser would be paid out of Columbia Management’s fees.

Response: The relevant portion of the Proxy Statement have been revised as follows:

“Both forms of IMS Agreement contemplate the engagement by Columbia Management of subadvisers for the Funds, and provide that Columbia Management may subcontract and pay for certain of the services described under that IMS Agreement, with the understanding that the quality and level of services required to be provided under the IMS Agreement will not be diminished thereby and with the further understanding that Columbia Management will obtain the approval of the Board and/or a Fund’s shareholders as required by applicable law, rules, regulations promulgated thereunder, the terms of the agreement, resolutions of the Boards and Columbia Management’s commitments.”

17.	Comment: On page 33 of the Proxy Statement, please revise the disclosure regarding the net cumulative effect of the larger group of proposals by explaining how overall fees payable would be reduced.

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Response: The relevant portion of the Proxy Statement has been revised as follows:

“The investment advisory fee rates payable by the IMS/Fee Increase Funds would increase at certain asset levels (with current effective advisory fees increasing by up to 0.14% depending on the IMS/Fee Increase Fund). Even though certain fee rates will increase for certain funds, the net effect of the larger group of proposals, which, for many of the funds comprising the Combined Fund Complex, include reductions in administration fee rates and contractual expense limitations, is expected to be a reduction in the overall fees paid, on a cumulative basis, by the various funds comprising the Combined Fund Complex. Thus, on a cumulative basis, shareholders, many of whom own shares of more than one fund, may pay lower fees overall even if the cost of a particular fund is increasing.”

18.	Comment: On page 33 of the Proxy Statement, please prominently state that a Fund’s administration fee rates can be increased at any time in the future without a vote by the Fund’s shareholders.

Response: The relevant portion of the Proxy Statement have been revised to by adding the following sentence in bold:

“Unlike investment advisory fee rates, administration fee rates may be increased in the future without a shareholder vote.”

19.	Comment: If there are fewer than three different termination dates of the contractual peer group median expense ratio limitations described on page 34 of the Proxy Statement, please revise the disclosure to include such termination dates.

Response: Because the number of these termination dates exceeds three, we have made reference to the dates noted in Appendix I of the proxy statement rather than inserting each such date in the proposal.

Appendix I – Comparison of Current and Proposed Annual Operating Expenses

20.	Comment: Please revise the title of the “Net Expense Ratio” line item in each fee comparison table to conform to the relevant instruction to Item 3 of Form N-1A, which states that if there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Registrant should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.

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Response: The requested changes have been made.

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The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address the comments. Should you have any further questions or comments or require additional information, please do not hesitate to contact me at 202-346-4530.

Sincerely,

/S/ MARCO E. ADELFIO
Marco E. Adelfio

cc:	Christopher O. Petersen, Esq.
Robert M. Kurucza, Esq.